SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33563; 812-15010

PFS Funds and Castle Investment Management, LLC.; Notice of Application

July 23, 2019

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, and sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements"). The requested exemption would permit an investment adviser to hire and replace certain sub-advisers without shareholder approval and grant relief from the Disclosure Requirements as they relate to fees paid to the sub-advisers.

Applicants: PFS Funds (the "Trust"), a Massachusetts business trust that is registered under the Act as an open-end management investment company, and Castle Investment Management, LLC (the "Initial Adviser"), a Virginia limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940 (collectively with the Trust, the "Applicants").

Filing Dates: The application was filed on March 13, 2019 and amended on June 14, 2019, July 10, 2019, and July 12, 2019.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 19, 2019, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: John H. Lively, Esq, .Practus, LLC, 11300 Tomahawk Creek Parkway, Suite 310, Leawood, KS 66211.

FOR FURTHER INFORMATION CONTACT: Jill Corrigan, Senior Counsel, at (202) 551-8929, or Parisa Haghshenas, Branch Chief, at (202) 551-6723 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application:

1. An Adviser will serve as the investment adviser to each Sub-advised Series pursuant to an investment advisory agreement with the Trust (the "Investment Management Agreement").[1] Under the terms of each Investment Management Agreement, the Adviser,

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[1]   Applicants request relief with respect to the named Applicants, as well as to any future series of the Trust and any other registered open-end management investment company or series thereof that: (a) is advised by the Initial Adviser, its successors, or any entity controlling, controlled by or under

subject to the supervision of the board of trustees of the Trust (the "Board") will provide continuous investment management of the assets of each Sub-advised Series. Consistent with the terms of each Investment Management Agreement, the Adviser may, subject to the approval of the Board, delegate portfolio management responsibilities of all or a portion of the assets of a Sub-advised Series to one or more Sub-Advisers[2] The Adviser will continue to have overall responsibility for the management and investment of the assets of each Sub-advised Series. The Adviser will evaluate, select and recommend Sub-Advisers to manage the assets of a Sub-advised Series and will oversee, monitor, and review the Sub-Advisers and their performance and recommend the removal or replacement of Sub-Advisers.

2. Applicants request an order to permit the Adviser, subject to Board approval, to enter into investment sub-advisory agreements with the Sub-Advisers (each, a "Sub-Advisory Agreement") and materially amend such Sub-Advisory Agreements without obtaining the shareholder approval required under section 15(a) of the Act and rule 18f-2 under the Act.[3] Applicants also seek an exemption from the Disclosure Requirements to permit a Sub-advised

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common control with the Initial Adviser or its successors (each, an "Adviser"); (b) uses the multi-manager structure described in the application; and (c) complies with the terms and conditions set forth in the application (each, a "Sub-advised Series"). For purposes of the requested order, "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]   A "Sub-Adviser" for a Sub-advised Series is (1) an indirect or direct "wholly-owned subsidiary" (as such term is defined in the Act) of the Adviser for that Sub-advised Series, or (2) a sister company of the Adviser for that Sub-advised Series that is an indirect or direct "wholly-owned subsidiary" of the same company that, indirectly or directly, wholly owns the Adviser (each of (1) and (2) a "Wholly-Owned Sub-Adviser" and collectively, the "Wholly-Owned Sub-Advisers"), or (3) not an "affiliated person" (as such term is defined in section 2(a)(3) of the Act) of the Sub-advised Series or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a sub-adviser to a Sub-advised Series ("Non-Affiliated Sub-Adviser").

[3]   The requested relief will not extend to any sub-adviser, other than a Wholly-Owned Sub-Adviser, who is an affiliated person, as defined in section 2(a)(3) of the Act, of the Sub-advised Series, the Trust or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Sub-advised Series ("Affiliated Sub-Adviser").

Series to disclose (as both a dollar amount and a percentage of the Sub-advised Series' net assets): (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Adviser; (b) the aggregate fees paid to Non-Affiliated Sub-Advisers; and (c) the fee paid to each Affiliated Sub-Adviser (collectively, "Aggregate Fee Disclosure").

3.   Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Such terms and conditions provide for, among other safeguards, appropriate disclosure to Sub-advised Series shareholders and notification about sub-advisory changes and enhanced Board oversight to protect the interests of the Sub-advised Series' shareholders.

4.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act. Applicants believe that the requested relief meets this standard because, as further explained in the application, the Investment Management Agreements will remain subject to shareholder approval while the role of the Sub-Advisers is substantially equivalent to that of individual portfolio managers, so that requiring shareholder approval of Sub-Advisory Agreements would impose unnecessary delays and expenses on the Sub-advised Series. Applicants believe that the requested relief from the Disclosure Requirements meets this standard because it will improve the Adviser's ability to negotiate fees paid to the Sub-Advisers that are more advantageous for the Sub-advised Series.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary